Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)	Year Ended September 30,					Six Months Ended March 31,
	2002	2003	2004	2005	2006	2007
Fixed Charges Computation
Interest expensed and capitalized	$417	$12,060	$13,857	$49,043	$35,119	$16,036
Amortized premiums, discounts, and capitalized expenses related to indebtedness	136	3,857	6,031	10,634	2,843	3,258
Reasonable approximation of interest within rental expense	72	1,139	1,462	2,433	3,092	1,631

Total Fixed Charges and Preferred Equity Dividends	$625	$17,056	$21,350	$62,110	$41,054	$20,925

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$40,236	$60,081	$105,107	$163,808	$137,816	$57,793
Plus
Fixed charges	625	17,056	21,350	62,110	41,054	20,925
Minus
Interest capitalized	—	230	435	464	1,027	489
Total Earnings	$40,861	$76,907	$126,022	$225,454	$177,843	$78,229

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	65.38	4.51	5.90	3.63	4.33	3.74